Issuer Free Writing Prospectus

Relating to Preliminary Prospectus dated July 22, 2013

Filed Pursuant to Rule 433

Registration Statement No. 333–189753

July 29, 2013

This free writing prospectus relates to the initial public offering of common stock by Marrone Bio Innovations, Inc. (the “Offering”) and should be read together with the preliminary prospectus, dated July 22, 2013 (the “Preliminary Prospectus”), relating to the Offering. The Preliminary Prospectus has been updated by Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-189753), which was filed with the Securities and Exchange Commission on July 29, 2013. A copy of the most recent preliminary prospectus included in Amendment No. 3 to the Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1441693/000119312513305932/d329931ds1a.htm.

The following summarizes certain disclosures in the preliminary prospectus included in Amendment No. 3 to the Registration Statement that update the disclosures in the Preliminary Prospectus. References below to “we” and “our” refer to Marrone Bio Innovations, Inc.

•	We have revised the discussion of Recent Developments on page 8 to confirm that we are in the process of performing our closing procedures for the end of our second quarter and to discuss the status of various items affecting our financial position and results of operations for the second quarter. As discussed in the revised prospectus, we are reviewing our quarter-end calculations and finalizing monthly accruals, including those relating to share-based compensation. In addition, we are analyzing the effect on our financial position and results of operations of the receipt of $10.2 million in cash proceeds from the issuance of convertible notes and promissory notes, the issuance of warrants to purchase shares of common stock, and the related cancellation of $1.25 million of an existing convertible note, all events that occurred subsequent to March 31, 2013 as disclosed in Note 16 to our audited consolidated financial statements. Certain of these analyses will require fair value measurements, which we do not expect to complete until August 2013, at which time we will then finalize our closing process.

•	We have revised the discussion of computations of pro forma basic and diluted net loss per common share data computations throughout the prospectus, including pages 15, 45, F-48 and F-49, to provide numerical detail on the impact of the transactions affecting the computations, in particular that the computations give effect to:

•	the conversion (using the if-converted method) of all shares of our convertible preferred stock into 8,513,473 shares of common stock, including 9,590 shares issued upon the full exercise of Series B convertible preferred stock warrants outstanding as of the first date of the period,
•	the conversion (using the if-converted method) of all outstanding principal and accrued interest of convertible notes into 2,242,000 shares of common stock, including the effect of the cancellation of a portion of a convertible note in April 2013, as though the cancellation had occurred on the original date of issuance,
•	the conversion (using the if-converted method) of all convertible notes issued subsequent to March 31, 2013 into 601,742 shares of common stock, as though the conversion had occurred on the first date of the period,

•	the net exercise of common stock warrants into 31,100 shares of common stock that will be automatically exercised upon completion of the Offering,
•	the net exercise of the Series A and Series C convertible preferred stock warrants into 99,187 shares of common stock, which have been exercised effective upon completion of the Offering, and
•	adjustments to reflect the automatic conversion of all outstanding convertible notes into shares of our common stock, excluding the effects of the initial accounting related to the issuance of $6.5 million convertible notes and warrants to purchase shares of common stock and the conversion of $1.25 million of a convertible note into a promissory note, all occurring after March 31, 2013.

•	We have revised the second paragraph of the Use of Proceeds section on page 36 to clarify that we have only estimated uses of up to approximately $28 million of the net proceeds from the Offering, and management will have discretion with respect to the remainder of the net proceeds of the Offering.

•	We have expanded the sensitivity analysis on page 39 in note 2 to the table included the Capitalization section to reflect the impact on shares outstanding upon completion of the Offering as a result of an increase or decrease in the initial public offering price from the midpoint of the range shown on the cover of the prospectus of $0.50 per share and $1.50 per share, in addition to $1.00 per share, noting that:

•	a $0.50, $1.00 or $1.50 increase in the assumed initial public offering price would decrease the total number of shares issued upon the completion of the Offering by 25,774, 49,985 or 72,774 shares, respectively; and
•	a $0.50, $1.00 or $1.50 decrease in the assumed initial public offering price would increase the total number of shares issued upon the completion of the Offering by 27,497, 56,884 or 88,375 shares, respectively.

•	We have expanded the sensitivity analysis on page 41 in the Dilution section to reflect the impact on pro forma net tangible book value per share and on consideration paid by new investors as a result of an increase or decrease in the initial public offering price from the midpoint of the range shown on the cover of the prospectus of $0.50 per share and $1.50 per share, in addition to $1.00 per share, noting that:

•	a $0.50, $1.00 or $1.50 increase in the initial public offering price would increase our pro forma net tangible book value per share after the Offering by approximately $0.12, $0.23 or $0.35, respectively, and would decrease dilution per share to new investors by approximately $0.12, $0.23 or $0.35, respectively;
•	a $0.50, $1.00 or $1.50 decrease in the initial public offering price would decrease our pro forma net tangible book value per share after the offering by approximately $0.12, $0.23 or $0.34, respectively, and would increase dilution per share to new investors by approximately $0.12, $0.23 or $0.34, respectively; and
•	a $0.50, $1.00 or $1.50 increase or decrease in the initial public offering price would increase or decrease the total consideration paid to us by new investors in the Offering by $2.1 million, $4.2 million or $6.3 million, respectively, and would increase or decrease the percent of total consideration paid to us by new investors in the Offering by approximately 1.5%, 3.0% or 4.4%, respectively.

•	We have revised disclosure throughout the prospectus, including in our consolidated financial statements, to give retroactive effect to a 1-for-3.138458 reverse stock split to be in effect prior to the effectiveness of the Registration Statement, and we have provided a form of audit report that our independent registered public accounting firm expects to provide upon effectiveness of the Registration Statement.

•	We have revised page 104 to update the number of shares authorized under the Marrone Bio Innovations, Inc. Stock Option Plan to 1,433,825.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the prospectus related to the offering can be obtained from Jefferies LLC, Equity Syndicate Prospectus Department, at 520 Madison Avenue, New York, New York, 10022, or by calling (877) 547-6340, or by emailing Prospectus_Department@Jefferies.com, and from Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, Minnesota 55402, by calling (800) 747-3924 or by emailing prospectus@pjc.com.